Exhibit 99.2

ENLIGHT RENEWABLE ENERGY LTD. 13 AMAL ST., AFEK INDUSTRIAL PARK ROSH HA’AYIN 4809249, ISRAEL
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V26021-P00927 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
ENLIGHT RENEWABLE ENERGY LTD.

The Board of Directors recommends you vote FOR the following proposals:				For	Against	Abstain
									For	Against	Abstain
1.
Approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.
				☐	☐	☐
							2d.	Ms. Michal Tzuk	☐	☐	☐

							2e.	Ms. Alla Felder	☐	☐	☐

							2f.	Dr. Shai Weil	☐	☐	☐

							2g.	Mr. Yitzhak Betzalel	☐	☐	☐
2.
Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2024, and until his or her successor has been duly elected or appointed, or until his or her office has been vacated pursuant to any applicable law or the Articles of Association:

							2h.	Mr. Zvi Furman	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Nominees:

	2a.	Mr. Gilad Yavetz		☐	☐	☐

	2b.	Mr. Yair Seroussi		☐	☐	☐

	2c.	Ms. Liat Benyamini		☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]			Date			Signature (Joint Owners)		Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V26022-P00927

ENLIGHT RENEWABLE ENERGY LTD.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 27, 2023 4:00 p.m. Israel Time
This Proxy Is Solicited On Behalf Of The Board Of Directors

The undersigned shareholder(s) hereby appoint(s) Mr. Nir Yehuda and Ms. Lisa Haimovitz, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on      the reverse side of this ballot, all of the ordinary shares of ENLIGHT RENEWABLE ENERGY LTD. that the shareholder(s) is/are entitled to vote as of the close of business on November 27, 2023 at the Annual General Meeting of Shareholders to be held at 4:00 p.m. Israel time, on December 27, 2023, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

Continued and to be signed on reverse side